LONERIDER SPIRITS, LLC

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lonerider Spirits, LLC
Raleigh, NC

We have reviewed the accompanying financial statements of Lonerider, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 2, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LONERIDER SPIRITS, LLC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

		2020		2019
ASSETS				
CURRENT ASSETS				
Cash	$	175,200	$	316,480
Accounts Receivable		53,135		45,587
Inventory		489,212		332,322
TOTAL CURRENT ASSETS		717,547		694,388
NON-CURRENT ASSETS				
Capital Lease Assets		36,367		36,367
Equipment		96,483		83,158
Depreciation		(68,893)		(60,299)
Trademark		50,000		50,000
Amortization		(13,063)		(7,608)
Security Deposits		2,102		2,102
TOTAL NON-CURRENT ASSETS		102,996		103,722
TOTAL ASSETS		820,543		798,110

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LONERIDER SPIRITS, LLC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	18,894	15,962
Related Party Loan	6,542	6,876
TOTAL CURRENT LIABILITIES	25,436	22,838
NON-CURRENT LIABILITIES		
Lease Payable	32,639	32,639
Accrued Liabilities	188,128	163,728
Loan Payable 1	5,000	-
Loan Payable 2	132,500	-
TOTAL LIABILITIES	383,703	219,205
SHAREHOLDERS' EQUITY		
Common Units (6,466,033 units authorized; 6,466,033 issued; no par value)	846,499	846,499
Members' Contributions	320,010	320,010
Retained Earnings (Deficit)	(729,399)	(587,605)
TOTAL SHAREHOLDERS' EQUITY	437,110	578,904
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 820,813	$ 798,110

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LONERIDER SPIRITS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales, Net	$ 349,615	$ 233,102
Cost of Goods Sold	65,189	56,659
Gross Profit	284,427	176,443
Operating Expense		
Salary and Commission	205,204	123,341
Advertising	75,960	116,145
General & Administrative	68,847	158,667
Professional	34,162	68,151
Rent	17,409	5,744
Taxes	9,895	5,069
Depreciation	8,598	8,598
Amortization	5,456	5,456
	425,530	491,170
Net Income from Operations	(141,104)	(314,727)
Other Income (Expense)		
Interest Expense	(49)	(2,176)
Other Income	-	3,032
Net Income	$ (141,153)	$ (313,871)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LONERIDER SPIRITS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (141,153)	$ (313,871)
Change in Accounts Payable	2,159	(2,144)
Change in Accounts Receivable	(7,548)	(44,903)
Change in Inventory	(156,890)	(175,717)
Change in Lease Payable	-	32,639
Amortization	5,456	5,456
Depreciation	8,595	8,595
Net Cash Flows From Operating Activities	(289,382)	(489,945)
Cash Flows From Investing Activities		
Capital Lease Assets	-	(36,367)
Fixed Assets	(13,325)	(19,455)
Net Cash Flows From Investing Activities	(13,325)	(55,822)
Cash Flows From Financing Activities		
Issuance of Loans Payable	(293)	1,682
Issuances of Accrued Liabilities	24,400	163,728
Increase in Sale of Common Units	439	320,010
Issuance of PPP Loan	5,000	-
Issuance of SBA Loan Payable	132,500	-
Loans to Others	-	100,000
Non-Cash Adjustment	(619)	(3,165)
Net Cash Flows From Investing Activities	161,427	582,255
Cash at Beginning of Period	316,480	279,992
Net Increase (Decrease) In Cash	(141,280)	36,488
Cash at End of Period	$ 175,200	$ 316,480

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LONERIDER SPIRITS, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

			Common Units		Retained Earnings	Total Members' Equity
Balance at December 31, 2018	$	-	6,406,324	$ 846,499	$ (273,734)	$ 572,765
Increase in Contributions		320,010	-			320,010
Net Income					(313,871)	(313,871)
Balance at December 31, 2019	$	320,010	6,406,324	$ 846,499	$ (587,605)	$ 578,904
Increase in Contributions		-	59,709			-
Prior Period Adjustment to Retained Earnings					(641)	(641)
Net Income					(141,153)	(141,153)
Balance at December 31, 2020	$	320,010	6,466,033	$ 846,499	$ (729,399)	$ 437,110

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Lonerider Spirits, LLC (“the Company”) is a limited liability company organized under the laws of the State of North Carolina. The Company operates a distillery that produces and sells premium liquors.

The company has an affiliate, Lonerider Brewing Company, to which it has licensed its trademark images for the affiliate’s use.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2020 and 2019 in the amounts of $141,153 and $313,871, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional operating capital through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 2, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and

commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is net of $6,477 and $4,872 in 2020 and 2019 respectively.

Revenue is made through the sale of the company's product.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory

Inventory is held offsite at affiliate distilleries. The storage and safeguarding of this inventory follows the agreement in place between the company and the respective affiliates.

Leases

The Company currently leases distilling equipment under a non-cancellable operating lease. The lease expires 57 months from September 2019 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019- $1,035
2020- $1,035
2021- $1,035
2022- $1,035

The Company currently leases limited warehouse space with their landlord under a verbal agreement allowing the company storage space for $400 per month.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of North Carolina.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Loan Payable 1

During 2020, the company was granted a loan through the SBA pursuant to the Payroll Protection Program (PPP) for the purpose of funding rent, utilities and payroll expenses as defined in the CARES Act. This note accrues interest at the rate of 1% per annum. The Company intends to use the Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

Loan Payable 2

In 2020, the company was granted a loan through the SBA as notes payable in exchange for cash for the purpose of funding continuing operations ("the Loan Payable 2"). Payments were deferred during 2020 and will resume in June 2021. At that time, the amount of $641 will be due monthly.

NOTE E- EQUITY

The Company currently has one class of common units outstanding. As of December 2020, 6,466,033 units have been authorized and issued.

NOTE F- EQUITY BASED COMPENSATION

In 2018, the Board of Directors adopted the Company's 2018 Stock Plan (the "2018 Plan"). The 2018 Plan provides for the grant of equity awards to employees, and consultants, including unit options, unit purchase rights and restricted units to purchase shares of common units. Up to 6,466,033 units of common units may be issued pursuant to awards granted under the 2018 Plan. The 2018 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2020, no units remain issuable under the 2018 Plan.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 2, 2021 the date that the financial statements were available to be issued.